November 12, 2010
Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, DC 20549
Attention: Jeffrey Riedler

Re:	Meadowbrook Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 15, 2010
Form 10-Q for the Period Ended March 31, 2010
Filed May 10, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2010
File No. 001-14094
Dear Mr. Riedler:
On behalf of Meadowbrook Insurance Group, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated October 20, 2010 (the “Comment Letter”), and have indicated, where applicable, our intent to amend a filing or provide information within our future filings. For your convenience, the Staff’s comment is repeated below, along with the Company’s response immediately following the comment.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion & Analysis, page 16
1.	Your draft disclosure does not adequately address the fourth point of our prior comment 5. Please revise your draft disclosure to address the individual objectives applicable for each named executive officer. Provide the target and actual levels of achievement to the extent these goals were quantifiable. If these objectives were not quantifiable you should nevertheless discuss the Committee assessment regarding achievement of these objectives for each named executive officer.
Management’s Response:
In response to comment #1 on the Schedule 14A, under Compensation Discussion & Analysis, we have provided the proposed revised disclosure that will be included under the section entitled “Annual Bonuses” in an amendment to our Form 10-K. The proposed disclosure in its entirety is included in this letter. The changes from our response letter dated August 27, 2010 are noted in bold, italics and underlined below. Please note that we revised “individual goals” below since the term may erroneously convey that individual goals are established similar to our

26255 American Drive, Southfield, MI 48034-6112 P: 248.358.1100, 800.482.2726 F: 248.358.1614 www.meadowbrook.com corporate performance objectives. We have replaced “individual goals” with individual performance,” which describes what the Chief Executive Officer considers (in addition to our corporate performance objectives) in making his recommendations to the Committee for individual bonus awards. While you did not request us to include the annual bonus targets for the NEOs, we have included this information similar to the targets for our LTIP as described below.
Annual Bonuses
Revised Disclosure:
In addition to base salaries, we have established an annual bonus plan (the “Bonus Plan”), which is an incentive based plan for our executive officers. We believe performance based cash bonuses are an important factor in providing incentives to executive officers to achieve corporate performance objectives. Criteria for determining the named executive officers’ annual incentive bonus includes achievement of corporate performance objectives, corporate performance, personal contribution to our success, individual performance and market data for our competitors in the insurance industry.
The Bonus Plan is a discretionary cash bonus plan premised upon a targeted growth in net after-tax earnings on a year over year basis. Each year, the Committee and our Board of Directors establish a new target based upon prior year performance and the forecasted performance levels anticipated for the following year. If the minimum threshold is met, the Bonus Plan is funded from 0% up to a maximum cap of 120% of the targeted bonus pool. The amount of the bonus pool is established by aggregating the individual targets for each participant, which is a percentage of the employee’s salary. An employee’s actual award may be above or below his or her target based upon achievement of corporate performance objectives and their individual performance for the year.
At the end of the year, the Committee and the Board of Directors review our performance in relation to the pre-determined performance targets and then finalize the total bonus pool available to pay cash bonuses to the executive officers and the management team based upon achievement of our corporate goals and individual performance. Ultimately, all targets and actual awards are reviewed and approved by the Committee and the Board of Directors.
For 2009, the Committee established fifteen performance targets for the Company, which were used to assess the performance of the Chief Executive Officer, as well as each of the named executive officers (“NEOs”). With the exception of net operating income, these targets are guidelines as opposed to absolute targets. The Company’s flexible business model provides diversification in revenue sources to manage through various cycles of the insurance market while maintaining a focus on underwriting discipline and net operating profits as opposed to top-line growth. The performance goals included financial, operational and entity-wide control objectives. The financial objectives included minimum targets for return on equity of 10.5% or better, earnings per share net operating income of $0.80, a combined ratio of 97% or less, net operating income of $49.0 million or better. The remaining targets are guidelines and are subject to change based upon the market conditions. Gross written premium of $695.0 million and net earned premium of $550.0 million, rate and other underwriting changes of 5.0% of gross written premium, in addition to these guidelines we state that our targeted gross and net leverage ratios should not exceed 3 to 1 on a gross written premium basis and 2.5 to 1 on a net written premium basis, investment income of $49.0 million and fee and commission revenue of $40.0 million. The actual results for these financial objectives were 12.0% for return on equity, $0.93 for earnings per share net operating income, 92.6% for the combined ratio, $53.5 million for net operating income, $688.7 million for gross written premium, $539.6 million for net earned premium, our actual leverage ratios were 2.0 to 1 for gross and 1.6 to 1 for net, $50.4 million of investment income and $37.9 million in fee and commission income. Additionally, as a result of a continued soft market we achieved a 2.4% gross written premium decrease in rate. Offsetting this rate decrease we were able to make other underwriting changes to ensure price adequacy overall. The impact of these underwriting changes are considered in our price adequacy measures. The combination of the underwriting improvements and the rate changes produced loss ratio improvements which exceeded the improvement contemplated in the targeted 5% rate increase. The operational goals included implementation of a limited number of new programs, development and implementation of certain information technology initiatives, consideration of strategic acquisitions and continued integration of ProCentury. Further, the entity-wide control objectives included continuance of our risk assessment policy, maintenance of the internal controls over financial reporting and continued compliance with Section 404.
In February 2009, the Board of Directors, upon recommendation of the Committee, established target bonus awards, based on a percentage of salary for each named executive officer. Mr. Cubbin’s target was 70%, while the target was 50% for Ms. Spaun, Mr. Timm, Mr. Costello and Mr. Belden. The Committee is responsible for evaluating the performance of the Chief Executive Officer, while the Chief Executive Officer evaluates the individual performance of the other NEOs and provides individual recommendations to the Committee with respect to each NEO’s award. In February 2010, the Committee determined that the Chief Executive Officer and the NEOs achieved substantially all of the performance objectives established for the year and that their individual performance was strong. The Committee funded the annual bonus pool at 85% of the aggregate pool. The Committee recommended the following annual bonuses: Robert S. Cubbin - $455,000; Christopher J. Timm — $173,000; Karen S. Spaun — $158,000; Michael G. Costello - $158,000; and Stephen A. Belden — $138,000. Mr. Cubbin’s bonus equaled approximately 70% of his annual salary, Mr. Timm’s bonus equaled approximately 45% of his annual salary, and Ms. Spaun, Mr. Costello and Mr. Belden’s equaled approximately 50% of their annual salaries. The Committee’s recommendations were reviewed and approved by the Board of Directors on February 12, 2010.
2.	We note your response to our prior comment 6. In addition to the percentage the annual bonus pool was funded at and the percentages of salary each bonus equaled, please state the target bonus awards established by the Board of Directors in February 2009 as a percentage of salary for each named executive officer.
Management’s Response:
In response to comment #2 on the Schedule 14A, under Compensation Discussion & Analysis, we have provided the proposed revised disclosure that will be included under the section entitled “Long Term Incentive Plan Compensation” in an amendment to our Form 10-K. The proposed disclosure in its entirety is included in this letter. The changes from our response letter dated August 27, 2010 are noted in bold, italics and underlined below.
Long Term Incentive Plan Compensation
Revised Disclosure:
We provide the opportunity for our named executive officers and other executives to earn a long-term incentive award under our Long Term Incentive Plan (the “LTIP”). The LTIP is intended to provide an incentive to management to improve performance over a three-year period, thereby increasing shareholder value. The LTIP is not discretionary and is based upon a target for an average three-year return on beginning equity. One-half of any LTIP award is paid in cash and one-half is paid in common stock. The cash portion of the award is paid in three annual installments, with the first payment being paid as of the end of the performance period. The remaining two payments would be paid in the subsequent two years. Any unpaid portion of a cash award is subject to forfeiture if the participant voluntarily leaves, or is discharged for cause. The stock portion of the award is issued as a stock award under the terms and conditions of our 2002 Amended and Restated Stock Option Plan or 2009 Equity Compensation Plan as of the end of the performance period. The number of shares of common stock awarded is based upon the closing stock price at the beginning of the performance period. A participant’s percentage is established by the Committee and the Board in advance of any new LTIP award.
A participant’s targeted award is established at the beginning of the three-year performance period and is a percentage of salary. Mr. Cubbin’s target was 60%, Ms. Spaun and Mr. Costello’s target was 40% and Mr. Belden’s target was 25%. Because Mr. Timm was not employed by the Company when the 2007-2009 LTIP commenced, he did not participate in the 2007 LTIP Grant. The participant’s target is a percentage of his or her salary. The Chief Executive Officer and the executive officers awards are capped at 160% of their respective salaries. Ultimately, all targets and actual awards under the LTIP are reviewed and approved by the Board of Directors both at inception and distribution.
On February 9, 2007, the Committee and the Board of Directors approved the targets for the 2007-2009 performance period (“2007 LTIP Grant”). The Return on Equity targets in the plan for that period were established and approved by the Compensation Committee in the 4th quarter of 2006. The targets are based upon compound average growth rates (“CAGRs”) of net operating income. To achieve 100% of the LTIP, the Company needed to achieve a 3 year annual average ROE on beginning equity of 13.1% and / or a CAGR of 17% of net operating income. As a result of the capital raised in 2007 in which 6.4 million additional shares were issued, the original grid that correlates our net income to return on equity targets was disconnected. In addition, with the successful completion of the ProCentury merger on July 31, 2008 in which 21.1 million shares were issued, the Committee retained Towers Perrin for the purpose of developing a plan, which would include select associates from ProCentury. It was important to develop a Long-Term Incentive Plan where all participating associates would be working towards one common financial target. Therefore, with the ProCentury merger, the Committee and Board of Directors determined that the Company’s opportunity for successfully integrating the ProCentury merger would be heightened and shareholder value increased, if all participants were in the same equity-based plan beginning in 2009. As a result, the Committee approved the termination of Company’s 2007-2009 LTIP Grant effective December 31, 2008. The 2007 — 2009 participants received their award based on a two-year performance period, rather than a three-year period. Therefore, the total award was approximately two-thirds of the original three-year award. On February 13, 2009, the Committee and the Board of Directors approved a 100% distribution of the LTIP award for the 2007-2008 plan years based upon the Company’s performance over the amended two-year performance period.
For the two year period ended December 31, 2008, the return on beginning equity, after adjusting for the disconnect related to 6.4 million additional shares issued in 2007, was 12.6% compared to the target of 13.1% for the three year period ended December 31, 2009. The CAGR on net operating income from the year ended December 31, 2006 to the year ended December 31, 2008 was 32.9% compared to a target of 17.0% for the three year period ended December 31, 2009. We also exceeded the 2 year 2007 and 2008 net operating income target by $12.1 million. Therefore, having exceeded the net operating income target, the Committee determined that it was appropriate to award 100% of the LTIP for the amended two-year performance period and start a new LTIP for 2009. Participants received the stock portion of the award, along with one-third of the cash portion of the award. Participants received the second one-third cash payment in February 2010 and will receive their last cash payment in February 2011, subject to applicable forfeiture provisions.
* * *
In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.
We hope you find the responses complete and sufficient in relation to the above comments. Please direct any questions or comments to Karen M. Spaun (248) 204-8178 or Robert S. Cubbin (248) 204-8031.
Sincerely,

/s/ Robert S. Cubbin Robert S. Cubbin	/s/ Karen M. Spaun Karen M. Spaun
Chief Executive Officer	Senior Vice President and
Chief Financial Officer

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